Corresp

mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

Mr. Martin F. James	March 30, 2010
Senior Assistant
Chief Accountant
Securities and Exchange Commission
100 F. Street N.W.
Washington, D.C. 20549

Re: Final Schedules for Materiality Analysis
financial statements of mPhase Technologies, Inc.
under ETIF- 0019 regarding the value of Platinum Partners Warrants

Dear Mr. James:

Per your request, I am sending you the schedules that I have assembled with respect to the above-referenced matter.

Based upon the foregoing, the analysis supports a 426 day term for the Platinum Partners warrant, used in the Calculation of the estimated contingent liability for materiality review with respect to what adjustments, if any, need to be made with respect to the Company’s financial statements based upon ETIF-0019 in connection with the Company’s reporting of its Convertible Debentures.

Please call me at 917-324-0354 to discuss at your convenience. Thank you.

Very truly yours,

Edward Suozzo